C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:9455
For Immediate Release February 9, 2012

Manulife Financial Corporation declares dividends

TORONTO – Manulife Financial Corporation’s Board of Directors today announced a quarterly shareholders’ dividend of $0.13 per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after March 19, 2012 to shareholders of record at the close of business on February 22, 2012.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2012 to shareholders of record at the close of business on February 22, 2012.

    • Class A Shares Series 1 - $0.25625 per share
    • Class A Shares Series 2 - $0.29063 per share
    • Class A Shares Series 3 - $0.28125 per share
    • Class A Shares Series 4 - $0.4125 per share
    • Class 1 Shares Series 1 - $0.35 per share
        • Class 1 Shares Series 3 - $0.2625 per share
        • Class 1 Shares Series 5 - $0.313425 per share

In respect of the Company’s March 19, 2012 common share dividend payment date, the Board has decided that the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan. The price of common shares purchased with reinvested dividends will be reduced by a two (2%) per cent discount from the market price, as determined pursuant to the applicable plan.

About Manulife Financial
Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. In 2012, we celebrate 125 years of providing clients strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$500 billion (US$491 billion) as at December 31, 2011. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Laurie Lupton Manulife Financial 416-852-7792 laurie_lupton@manulife.com	Shareholder Relations: Terri Neville Manulife Financial 1-800-795-9767 shareholder_services@manulife.com

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